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FOR IMMEDIATE RELEASE

Strategic New Design Win for Silicom: Telefónica
Tech Selects Silicom’s SD-WAN Smart Platform for its Open SD-WAN for SMEs

KFAR SAVA, Israel – May 13, 2021, - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that Telefónica Tech (Telefónica’s holding for digital businesses) has selected Silicom’s flagship SD-Branch Smart Platform as one of its global SD-WAN solutions for the SME segment.

Telefónica Tech has defined an in-house SD-Branch solution from the bottom up to enable small-to-medium-sized businesses (SMBs) to leverage the decoupled network concept, an approach that will help them maximize the connectivity, agility and flexibility of their cloud-based applications while reducing provisioning, upgrade and service delivery costs. Telefónica Tech expects deployments of this SD-Branch service to begin ramping up in 2022.

Telefónica Tech valued Silicom’s SD-Branch Smart Platform differentiated feature set, including its support for 5G modules and 4X2.5G LAN ports in a slick and modern design, together with its good Performance-to-Price ratio. Additional important considerations were the flawless integration of Silicom’s hardware with Telefónica Tech’s SD-Branch software platform, and the seamless collaboration between Silicom, Telefónica Tech and other vendors involved in the project.

“We are super excited that Telefónica, one of the world’s largest telcos, has chosen our solution, confirming the value of its unique combination of superior features for the disaggregated network environment,” commented Shaike Orbach, Silicom’s CEO. “As more and more business applications move to the Cloud, businesses recognize the power of SD-Branch to give them the connectivity they need: connectivity that is more robust, flexible, and cost-effective than before. This transition is expected to drive multi-year growth for SD-Branch service providers like Telefónica Tech, and therefore represents multi-year potential for Silicom. We look forward to continued collaboration with Telefónica Tech on this and additional projects, and to continue deepening our positioning as one of their go-to sources for advanced solutions that enable their disaggregated and decoupled strategy.”

“We envision this collaboration with Silicom as a strategic partnership for our company. Our goal is to harness the flexibility and control that Silicom’s platform give us and start introducing different services from Telefónica Tech’s ecosystem. Open SD-Branch and Security is just the beginning,” said Juan Campillo Alonso, Head of SASE, Cloud Networking & Communications at Telefónica Tech.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

About Telefónica Tech

Telefónica Tech is a key holding of the Telefónica Group. The company offers a wide range of integrated technology services and solutions in Cyber Security, Cloud, IoT, Big Data and Blockchain. For more information, please visit:  https://tech.telefonica.com/

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com